Oncolytics Biotech® Announces Voluntary Delisting from the Toronto Stock Exchange

SAN DIEGO, CA, August 8, 2025 – Oncolytics Biotech® Inc. (Nasdaq: ONCY) (TSX: ONC) (“Oncolytics” or the “Company”), a clinical-stage immunotherapy company developing pelareorep, today announced that the common shares in the capital of the Company (the “Shares”) will be voluntarily delisted from the Toronto Stock Exchange (“TSX”) at the close of markets on August 22, 2025, pursuant to the Company’s application for voluntary delisting and the satisfaction of the conditions to delist from the TSX. The delisting from the TSX will not affect the Company’s listing on the Nasdaq.

After careful consideration, the board of Oncolytics has determined that a TSX de-listing is in the best interests of the Company and its shareholders for a number of reasons, including:

•The Shares are already listed and trading on the Nasdaq, and the Company intends on maintaining such listing;

•Oncolytics will cease to be treated as a Foreign Private Issuer (for purposes of U.S. federal securities laws) effective January 1, 2026, and is considering re-domiciling to the U.S. in the future;

•and the benefits associated with maintaining a secondary listing on the TSX do not justify the direct and indirect costs given Oncolytics’ U.S. focus and its U.S. shareholder base.

After delisting from the TSX, the Shares will continue to trade on the Nasdaq under the symbol “ONCY.” Canadian shareholders will be able to continue to trade their shares on the Nasdaq through their brokers who have U.S.-registered broker-dealer affiliates. Oncolytics will continue to be a reporting issuer in the provinces and territories of Canada. Since the Shares are listed on the Nasdaq (an acceptable alternative market), shareholder approval is not required under Section 720(b) of the TSX Company Manual.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in multiple first-line pancreatic cancer studies, two randomized Phase 2 studies in metastatic breast cancer and early-phase studies in anal and colorectal cancer. It induces anti-cancer immune responses by converting immunologically “cold” tumors “hot” through the activation of innate and adaptive immune responses.

The Company is advancing pelareorep in combination with chemotherapy and/or checkpoint inhibitors in metastatic pancreatic and breast cancers, both of which have received Fast Track designation from the FDA, and other gastrointestinal tumors. Oncolytics is actively pursuing strategic partnerships to accelerate development and maximize commercial impact. For more about Oncolytics, please visit: www.oncolyticsbiotech.com or follow the Company on social media on LinkedIn and on X @oncolytics.

Forward-looking statements
This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward- looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics’ belief as to the potential, mechanism of action and benefits of pelareorep as a cancer therapeutic; our goals, strategies and objectives; our active pursuit of strategic partnerships; our plans to delist from the TSX and remain listed on the Nasdaq; our foreign private issuer status; and any potential re-domiciling transaction. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. These statements involve known and unknown risks and uncertainties that may cause actual results to differ materially from those anticipated. These risks include, but are not limited to, regulatory outcomes, trial execution, financial resources, and market dynamics. Please refer to Oncolytics' public filings with securities regulators in the U.S. and Canada for more information. The Company assumes no obligation to update forward-looking statements, except as required by law.

Company Contact
Jon Patton
Director of IR & Communication
jpatton@oncolytics.ca

Investor Relations for Oncolytics
Mike Moyer
LifeSci Advisors
+1-617-308-4306
mmoyer@lifesciadvisors.com

Media Contact for Oncolytics
Owen Blaschak
LifeSci Communications
oblaschak@lifescicomms.com